                                                                       EXHIBIT 1

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, July 31, 2008 - ACS Motion Control Ltd., (Nasdaq: ACSEF
- news), a developer and manufacturer of advanced motion control products, reports second quarter revenues and earnings.

Revenues for the second quarter of 2008 were $2,600,000, compared to $2,149,000 in the second quarter of 2007. Revenues for the first six months of 2008 were
$4,800,000, compared to $4,570,000 revenues reported in the first six months of
2007.

Net loss for the second quarter of 2008 was ($450,000), compared to $4,000 net income in the second quarter of 2007. Net loss for the first six months of 2008 was ($1,026,000) compared to $73,000 net income in the first six months of 2007.

The net loss is mainly due the company's decision to use its free cash for increasing it's spending on marketing and R&D and the devaluation of the dollar.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the
Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT: ZE'EV KIRSHENBOIM, CHAIRMAN OF THE BOARD OF DIRECTORS, ACS MOTION
CONTROL LTD. (011-972-4-654-6440)

2008, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS                 SIX MONTHS ENDED           THREE MONTHS ENDED       YEAR ENDED
                                                                    JUNE 30,                   JUNE 30,            DECEMBER 31,
                                                             --------------------        --------------------        ------
                                                              2008          2007          2008          2007          2007
                                                             ------        ------        ------        ------        ------
                                                                                      CONSOLIDATED
                                                             --------------------------------------------------------------
                                                                               U.S. DOLLARS IN THOUSANDS
                                                             --------------------------------------------------------------

REVENUES                                                      4,800         4,570         2,600         2,149         8,868

COST OF REVENUES                                              2,595         2,176         1,383         1,002         4,661
                                                             ------        ------        ------        ------        ------

GROSS PROFIT                                                  2,205         2,394         1,217         1,147         4,207
                                                             ------        ------        ------        ------        ------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                                1,552         1,102           808           587         2,303
LESS-GRANTS RECEIVED                                           (265)         (216)         (137)         (109)         (438)
                                                             ------        ------        ------        ------        ------
NET RESEARCH AND DEVELOPMENT COSTS                            1,287           886           671           478         1,865

SELLING AND MARKETING EXPENSES                                1,114           795           576           371         1,659
GENERAL AND ADMINISTRATIVE EXPENSES                           1,012           774           512           379         1,565
                                                             ------        ------        ------        ------        ------
TOTAL OPERATING COSTS                                         3,413         2,455         1,759         1,228         5,089
                                                             ------        ------        ------        ------        ------

OPERATING  LOSS                                              (1,208)          (61)         (542)          (81)         (882)
FINANCING INCOME (EXPENSE), NET                                  35           135           (14)           79           287
IMPAIRMENT OF INVESTMENT IN OTHER COMPANY                         -             -             -             -          (169)
                                                             ------        ------        ------        ------        ------
INCOME (LOSS) BEFORE TAXES ON INCOME                         (1,173)           74          (556)           (2)         (764)
TAXES ON INCOME                                                 147            (1)          106             6            79
                                                             ------        ------        ------        ------        ------

NET INCOME (LOSS)                                            (1,026)           73          (450)            4          (685)
                                                             ======        ======        ======        ======        ======

EARNINGS (LOSS) PER SHARE - IN U.S. DOLLARS
 BASIC NET EARNINGS (LOSS) PER SHARE                          (0.31)         0.02         (0.14)        0.001         (0.21)
                                                             ======        ======        ======        ======        ======

WEIGHTED AVERAGE NUMBER OF  SHARES USED IN COMPUTATION
OF EARNINGS (LOSS) PER SHARE
BASIC - IN THOUSANDS                                          3,281         3,274         3,281         3,281         3,277
                                                             ======        ======        ======        ======        ======

2008, Q2 CONSOLIDATED BALANCE SHEETS                                                      JUNE 30,            DECEMBER 31,
                                                                                    2008           2007           2007
                                                                                   -------        -------        -------
                                                                                               CONSOLIDATED
                                                                                   --------------------------------------
                                                                                         U.S. DOLLARS IN THOUSANDS
                                                                                   --------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                            2,105          2,937          3,136
Marketable debt securities                                                           3,730          4,331          4,103
Trade receivables, net                                                               2,259          2,004          1,966
Inventories                                                                          2,976          2,582          2,534
Other                                                                                  807            690            422
                                                                                   -------        -------        -------
TOTAL CURRENT ASSETS                                                                11,877         12,544         12,161
                                                                                   -------        -------        -------

LONG-TERM ASSETS
Deferred income taxes                                                                  204            140            123
Marketable debt securities                                                               -            284            982
Investment in other company                                                            357            532            363
Inventories                                                                            975            950            906
Pre-paid expenses and lease deposits                                                    72             62             71
                                                                                   -------        -------        -------
LONG-TERM ASSETS                                                                     1,608          1,968          2,445
                                                                                   -------        -------        -------

PROPERTY AND EQUIPMENT
Cost                                                                                 4,289          3,781          3,951
Less - accumulated depreciation                                                     (3,542)        (3,302)        (3,416)
                                                                                   -------        -------        -------
                                                                                       747            479            535
                                                                                   -------        -------        -------
TOTAL ASSETS                                                                        14,232         14,991         15,141
                                                                                   =======        =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables                                                                       1,292            856          1,569
Other                                                                                1,405            934          1,104
                                                                                   -------        -------        -------
TOTAL CURRENT LIABILITIES                                                            2,697          1,790          2,673
                                                                                   -------        -------        -------

ACCRUED SEVERANCE PAY, NET                                                             271            191            198
                                                                                   =======        =======        =======
TOTAL LIABILITIES                                                                    2,968          1,981          2,871
                                                                                   =======        =======        =======
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
Authorized - 8,000,000 shares
Issued - June 30, 2008, June 30, 2007 and December 31, 2007- 3,280,752
Outstanding - June 30, 2008, June 30, 2007 and December 31, 2007 - 3,280,751            10             10             10
Additional paid-in capital                                                           7,396          7,358          7,376
Treasury stock - (1 share as of June 30, 2008, June 30, 2007 and
December 31, 2007)                                                                    (150)          (150)          (150)
Retained earnings                                                                    4,008          5,792          5,034
                                                                                   -------        -------        -------
TOTAL  SHAREHOLDERS' EQUITY                                                         11,264         13,010         12,270
                                                                                   -------        -------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          14,232         14,991         15,141
                                                                                   =======        =======        =======

NET TANGIBLE ASSETS                                                                 11,264         13,010         12,270
                                                                                   -------        -------        -------